Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Carter Bankshares, Inc., a Virginia corporation, is a financial holding company. The table below sets forth all of our subsidiaries and the state or jurisdiction of organization of such subsidiaries.

Subsidiary	State or Jurisdiction of Organization

Carter Bank & Trust	Virginia

CB&T Investment Company	North Carolina